UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42955

Titan Mining Corporation
(Translation of registrant's name into English)

Suite 555, 999 Canada Place,
Vancouver, British Columbia, Canada V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Form 45-106F1 - Report of Exempt Distribution
99.2	Agency Agreement dated December 16, 2025
99.3	Material Change Report dated December 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2025

Titan Mining Corporation

By:	/s/ Purni Parikh
Name:	Purni Parikh
Title:	SVP Corporate Affairs and Corporate Secretary

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